January 24, 2023 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: T Stamp Inc. (the "Company") Registration Statement on Form S-1 File No. 333-267668

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on Thursday, January 26, 2023, or as soon thereafter as is practicable.

Very truly yours,

T STAMP INC.

By:	Gareth Genner
Name: Gareth Genner
Title: Chief Executive Officer